 1-A/A LIVE 0001649728 XXXXXXXX 024-10474 true Sprinter Football Club, Inc. NV 2015 0001649728 7997 47-4485021 1 0 2344 CORTE DE LA JARA PLEASANTON CA 94566 760-579-9885 Peter Allen Schuh Other 1980.00 0.00 0.00 0.00 1980.00 0.00 0.00 0.00 1980.00 1980.00 0.00 3020.00 0.00 -3020.00 -0.00 -0.00 none Class A Common Stock 100000000 000000000 None None 0 000000000 None 0 000000000 true true Tier1 Unaudited Equity (common or preferred stock) Y Y N Y N N 60000000 0 1.00 10000.00 0.00 0.00 0.00 10000.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 0.00 0.00 Please see explanatory statements immediately following this form. true CA Sprinter Football Club, Inc. Class A Common Stock 100000000 0 $5,000.00 - paid for by the Founder (2,000.00 in cash and $3,000.00 paid directly to Sturzman & Klotz for legal services). Section 4(2) of the Securities Act of 1933 relating to transactions not involving a public offering.